SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of February 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
Attached to the Registrant’s Form 6-K for the month of February 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated February 16, 2007
2. Press Release dated February 16, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Elena Kinakin
	Name:	Elena Kinakin
	Title:	Vice President Finance and CFO

Dated: February 16, 2007

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Reports Fourth Quarter and 2006 Year
End Results
Burnaby, B.C., Canada – February 16, 2007 – Spectrum Signal Processing Inc. today announced its financial results for its fourth quarter and year ended December 31, 2006. Spectrum reports all results in United States dollars and in accordance with United States GAAP. Key fourth quarter financial results include:
•	Revenue of $3.4 million;

•	Gross profit of $2.0 million, or a gross margin of 60% of revenue;

•	Net operating expenses of $2.7 million including severance-related charges of $195,000;

•	Net loss of $690,000, or $0.03 per share; and,

•	A cash balance of $1.7 million at December 31, 2006.
Today Spectrum and Vecima Networks Inc. announced the signing of a definitive agreement pursuant to which Vecima Networks will acquire all of the outstanding common shares of Spectrum.
FINANCIAL RESULTS
Revenues for the fourth quarter of 2006 were $3.4 million, compared to revenues of $3.8 million for the third quarter of 2006 and revenues of $3.7 million for the fourth quarter of 2005.
Wireless revenues were $3.3 million for the fourth quarter of 2006, compared to $3.7 million for the third quarter of 2006 and $3.6 million for the fourth quarter of 2005. Packet-voice revenues were $94,000 for the fourth quarter of 2006, consistent with the third quarter of 2006 and compared to $108,000 for the fourth quarter of 2005.
The company’s gross profit for the fourth quarter of 2006 was $2.0 million, or a gross margin of 60% of revenue, compared to $2.1 million, or a gross margin of 55% of revenue, for the third quarter of 2006 and $2.4 million, or a gross margin of 64% of revenue, for the fourth quarter of 2005.
Net operating expenses for the fourth quarter of 2006 were $2.7 million, compared to $2.8 million for the third quarter of 2006 and $2.7 million for the fourth quarter of 2005. Operating expenses for the fourth quarter of 2006 included severance-related charges of $195,000. Fourth quarter operating expenses also included $48,000 of share-based compensation expense, compared to $147,000 for the third quarter of 2006 and nil for the fourth quarter of 2005. Additionally, fourth quarter operating expenses included $275,000 of expense offsets recorded pursuant to the Company’s funding agreement with Technology Partnerships Canada, compared to $279,000 for the third quarter of 2006 and $259,000 for the fourth quarter of 2005.
Spectrum recorded a net loss of $690,000 for the fourth quarter of 2006, or $0.03 per share, compared to a net loss of $642,000, or $0.03 per share, for the third quarter of 2006 and a net loss of $321,000, or $0.02 per share, for the fourth quarter of 2005.
Spectrum’s cash position at December 31, 2006 stood at $1.7 million, compared to $317,000 at September 30, 2006. The Company’s cash position increased in the fourth quarter as the result of a $1.1 million equity financing closed in October 2006.
Spectrum recorded revenues of $14.1 million for fiscal 2006, compared to revenues of $14.7 million for fiscal 2005. Wireless product and services revenues were $13.7 million for fiscal 2006, compared to $13.9 million for fiscal 2005. Packet-voice revenues were $375,000 for fiscal 2006, compared to $829,000 for fiscal 2005. Spectrum generated a gross profit of $8.2 million, or a gross margin of 58% of revenue, in fiscal 2006, compared to $9.1 million, or a gross margin of 62% of revenue, in fiscal 2005. The company recorded a net loss of $3.1 million in fiscal 2006, or $0.16 per share, compared to a net loss of $1.5 million, or $0.08 per share, in fiscal 2005.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its third quarter results on November 2, 2006, Spectrum announced:
•	A contract with the Space and Terrestrial Communications Directorate of the U.S. Army Communications-Electronics Research, Development and Engineering Center (CERDEC) to supply its flexComm™ SDR-4000 platform for software defined radio research and development.

•	A contract with a leading global telecommunications software and service provider to supply its flexComm SDR-3001 platform for internal research and development into Multiple Input/Multiple Output (MIMO) technology.

•	The signing of a definitive agreement under which Vecima Networks Inc. will acquire all the outstanding common shares of Spectrum in a merger leveraging synergistic technology, administrative efficiencies, and combined sales channels thereby strengthening the market position of both companies.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on February 16, 2007 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio webcast.
Dial-in number: 1.866.497.3339. A replay of the call will be available from February 16, 2007 to February 23, 2007 and can be accessed by dialing 1.866.501.5559 followed by the access code 21217221#.
Webcast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until February 23, 2006.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by the Company’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, share-based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended December 31,		Twelve months ended December 31,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)
Sales	$3,737	$3,373	$14,743	$14,119
Cost of sales	1,331	1,361	5,657	5,882

	2,406	2,012	9,086	8,237

Expenses
Administrative	1,064	1,158	3,776	4,457
Sales and marketing	749	748	3,221	3,205
Research and development	771	705	2,969	3,137
Amortization	162	130	662	565
Restructuring and other charges	(4)	(34)	51	4

	2,742	2,707	10,679	11,368

Loss from operations	(336)	(695)	(1,593)	(3,131)

Other
Interest expense	3	1	3	9
Other income	(18)	(6)	(58)	(51)

	(15)	(5)	(55)	(42)

Net loss	(321)	(690)	(1,538)	(3,089)

Deficit, beginning of period	(22,762)	(25,482)	(21,545)	(23,083)

Deficit, end of period	$(23,083)	$(26,172)	$(23,083)	$(26,172)

Loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.08)	$(0.16)

Weighted average number of shares
Basic and diluted	18,878,122	20,278,385	18,806,774	19,231,065

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	December 31,
	2005	2006

ASSETS
Current assets
Cash and cash equivalents	$2,275	$1,658
Restricted cash	24	17
Trade receivables, net of allowance for doubtful accounts of $240 (2005 - $273)	2,542	2,079
Receivable from Technology Partnerships Canada	752	538
Inventories	1,672	1,484
Prepaid expenses	184	198

	7,449	5,974

Capital assets	1,152	699
Other assets	243	214

	$8,844	$6,887

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,196
Accrued liabilities and other current liabilities	1,059	1,164
Deferred revenue	161	153

	2,625	2,513

Long-term obligations	866	779

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 20,488,425 (2005 - 18,878,122)	29,481	30,485
Additional paid-in capital	697	1,027
Warrants	79	76
Deficit	(23,083)	(26,172)

Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	5,353	3,595

	$8,844	$6,887

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended December 31,		Twelve months ended December 31,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(321)	$(690)	$(1,538)	$(3,089)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Amortization	170	137	693	594
Share-based compensation expense	—	48	—	251
Loss on disposal of capital assets	—	6	—	6
Non-cash portion of restructuring charges	(4)	(34)	51	4
Unrealized loss (gain) on foreign currency instruments	31	(9)	17	(1)
Changes in operating assets and liabilities
Restricted cash	—	13	49	7
Accounts receivable	87	1,353	699	677
Inventories	14	237	112	188
Prepaid expenses	63	53	(44)	(14)
Accounts payable	(232)	(578)	(365)	(209)
Accrued liabilities	(145)	(265)	(845)	15
Deferred revenue	(19)	7	(55)	(8)

Net cash provided by (used for) operating activities	(356)	278	(1,226)	(1,579)

Cash flows from investing activities
Purchase of capital assets	(92)	(17)	(444)	(118)

Net cash used for investing activities	(92)	(17)	(444)	(118)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	—	—	619	—
Issue of shares and warrants for cash, net of share issue expenses	—	1,080	—	1,080

Net cash provided by financing activities		1,080	619	1,080

Net increase (decrease) in cash and cash equivalents during the period	(448)	1,341	(1,051)	(617)
Cash and cash equivalents, beginning of period	2,723	317	3,326	2,275

Cash and cash equivalents, end of period	$2,275	$1,658	$2,275	$1,658

Vecima Networks to Acquire Spectrum Signal
Processing in Cash and Share Transaction
VICTORIA, BC and BURNABY, BC — (Feb 16, 2007) — Vecima Networks Inc. (“Vecima”) (TSX: VCM) and Spectrum Signal Processing Inc. (“Spectrum”) (NASDAQ: SSPI, TSX: SSY), today announced the signing of a definitive agreement under which Vecima will acquire all the outstanding common shares of Spectrum in a transaction leveraging synergistic technology, administrative efficiencies, and combined sales channels thereby strengthening the market position of both companies. Vecima expects that the acquisition will be immediately accretive to revenues.
Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of Spectrum for the equivalent of $0.8939 per share based on a value per Vecima share of $10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent. This represents a 39% premium over the 30-day average closing price of Spectrum shares to February 15, 2007. Consideration will be comprised of cash of $0.4915 and 0.04 of one Vecima common share for one common share of Spectrum, subject to maximum aggregate cash consideration of $10,075,000 and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire Spectrum shares in exchange for options and warrants of Vecima. The closing prices of Spectrum and Vecima shares on the TSX on February 15, 2007 were $0.56 and $10.39, respectively.
“Spectrum and its financial advisor, PricewaterhouseCoopers Corporate Finance Inc. (“PWC”), have been actively pursuing financing alternatives to enable Spectrum to fully execute its strategic plan,” said Irving Ebert, chairman of Spectrum’s board of directors. “The board concluded that this transaction is the best alternative for Spectrum shareholders, customers and employees and recommends that Spectrum shareholders vote to approve the cash and share offer from Vecima Networks Inc.”
In deciding to recommend the transaction to Spectrum shareholders, Spectrum’s board of directors considered a number of factors and received an opinion from CIBC World Markets Inc., and subject to the assumptions and conditions set forth in such opinion, that the consideration to be received for the common shares of Spectrum is fair, from a financial point of view, to Spectrum shareholders.

Brent Flichel, Spectrum’s President and CEO, remarked, “Balance sheet strength is a requirement to win long-term defense contracts where supply commitments can extend well beyond a decade Spectrum is now at the point where such strength is critical in enabling the conversion of its existing design-in portfolio into long-term supply agreements. As a part of Vecima Networks Inc., Spectrum will have the critical mass to realize its full potential. Additionally, the share portion of the transaction should allow Spectrum shareholders to participate in realizing this potential as well as the upside potential of Vecima’s existing business.”
Vecima’s position as a leading vendor in the emerging WiMAX market, a market poised for rapid growth worldwide, will be further strengthened by the technological resources provided by Spectrum, giving the company an edge over its competitors. Both Spectrum’s and Vecima’s product portfolios are powered at their core by field programmable gate array chips, digital signal processing chips, and general purpose processors running software tailored to broadband wireless communications. Vecima also intends to target high growth commercial markets such as public safety, homeland security, satellite communications, and broadband wireless with Spectrum’s software defined radio solutions, such markets often demanding a software configurable radio solution such that various agencies can communicate in an interoperable manner.
On February 13, 2007, Vecima reported record sales of $23 million in its second quarter, representing an increase of 22% over the same period last fiscal year. Vecima’s year-to-date revenues for the six months ended December 31, 2006 increased by $6.6 million or 18% to $43.3 million, as compared to $36.7 million for the six months ended December 31, 2005. During the company’s second quarter earnings call, management reiterated that 20-30% revenue growth is expected in the current fiscal year relative to Vecima’s $80 million in sales for fiscal 2006.
“Vecima and Spectrum combine to offer a compelling product portfolio for the commercial and defense broadband wireless markets,” stated Dr. Surinder Kumar, President and CEO of Vecima. “Together, we expect to bring the power of software-defined radio technologies to the commercial broadband wireless market and introduce Vecima’s portfolio of last-mile wireless solutions to Spectrum’s current market. Meanwhile, Vecima has a solid strategic plan to bring Spectrum’s financial results in alignment with our historical profit model in the near term, taking advantage of a single public company listing and commensurately reduced administrative expenses. I anticipate that Vecima’s track record of 18 consecutive years of profitability will prove compelling to Spectrum’s shareholders and employees moving forward.”
The transaction will be carried out by way of a statutory plan of arrangement and must be approved by the Supreme Court of British Columbia and by 75 percent of the votes cast by holders of Spectrum shares. The transaction is also subject to certain closing conditions, including the approval of the United States Department of State and the Committee on Foreign Investments in the United States (CFIUS) as well as the receipt of all other required regulatory approvals and customary closing conditions. The transaction is expected to close in April 2007.

Further information regarding the proposed transaction will be contained in an information circular which Spectrum will mail to the Spectrum shareholders in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that the materials will be mailed in March 2007 for a meeting anticipated to be held in April 2007.
PWC and CIBC World Markets Inc. act as financial advisors and McCarthy Tétrault LLP acts as legal advisor to Spectrum and the special committee of its board of directors. Bull, Housser and Tupper LLP acts as legal advisor to Vecima.
All financial figures herein are stated in Canadian dollars.
Spectrum Conference Call Information
Spectrum will conduct a conference call and live audio webcast on February 16, 2007 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The dial-in number for the call is 1.866.497.3339. A replay of the call will be available from February 16, 2007 to February 23, 2007 and can be accessed by dialing 1.866.501.5559 followed by the access code 21217221#. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until February 23, 2007.
About Vecima Networks Inc.
Vecima Networks Inc. (TSX: VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fiber to the home and IP video. For more information on Vecima, please visit www.vecimanetworks.com.

Vecima Forward-Looking Statements
Certain statements in this news release may constitute forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this news release, such statements are generally identified by the use of such words as “may”, “will”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect Vecima’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors including, but not limited to, the factors discussed under “Risk Factors” in the Company’s Annual Information Form dated September 27, 2006 available on SEDAR (www.sedar.com), could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.
About Spectrum Signal Processing Inc.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

Spectrum Forward-Looking Safe Harbour Statement
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact	Vecima Contact
Brent Flichel	Alan Brick
President and Chief Executive Officer	Investor Relations Officer
Phone: 604.676.6733	Phone: 250.881.1982
Email: brent flichel@spectrumsignal.com	Email: alan.brick@vecimanetworks.com
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